UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  August 15, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

August 15, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR UPDATES ITS 2008 DRILLING PROGRESS AT THE ELDORADO & CONTACT LAKE IOCG & URANIUM PROJECT, NT

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that as of August 4, 2008, 8 drill holes for a total of 1808.6 meters have been completed at the Skinny Lake IOCG & uranium and K2 IOCG target areas at its Eldorado & Contact Lake projects, NT. The Company would also like to announce that drilling has commenced at the newly developed K4 uranium target at Eldorado.

SKINNY LAKE  TARGET

The Skinny Lake IOCG and uranium target area is located at the southeast corner of the Eldorado & Contact Lake project approximately 16 kilometers southeast of the Eldorado and Echo Bay uranium-silver mines and 4 kilometers southeast of the Contact Lake silver-uranium mine.

The Skinny Lake target area is a northwest trending zone of sulfide mineralization, which extends to an extensive gossan at the southeast end of Echo Bay.  The host rocks are a sequence of andesitic tuff and flows showing strong phyllic alteration (sulfidation) at higher levels and magnetite-actinolite apatite hydrothermal alteration at depth.  The alteration signature, mineralized zone and  metal assemblage of silver, copper, zinc, lead, cobalt at Skinny Lake, is very similar to the former Echo Bay silver mine.

Current drilling follows up on Drill hole SL-07-01 which intersected several zones of poly-metallic mineralization including 22.50 meters (true width not determined) of 2.24% zinc, 0.23% lead, 18.35 g/tonne silver and 0.025% cobalt ( NR of January 18, 2008).

Five holes, SL-08-03, SL-08-04, SL-08 -05, SL- 08-06, SL -08-07, have been completed at Skinny Lake  for a total of 1005.7 meters.

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Drill hole SL-08-03 was drilled at an azimuth of 225 degrees and an inclination of 60 degrees;

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Drill hole SL-08-04 was a vertical hole;

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Drill hole SL-08-05 was drilled at an azimuth of 208 degrees and an inclination of 45 degrees;

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Drill hole SL-08-06 was a vertical hole;

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Drill hole SL-08-07 was drilled at an azimuth of 045 degrees and an inclination of 60 degrees.

Drill holes SL-08-03, -04, -05, and -06 targeted a strong sulfide/gossan zone, testing mineralization along strike and down dip.  Drill hole SL-08-07 targeted the down dip extension of outcropping copper mineralization within a strong alkali-magnetite altered zone.

K2 TARGET

The K2 area is located in the south-central portion of the project area on the south side of Echo Bay on the Contact Lake property.  The area is about 9 kilometres southeast of the former Eldorado and Echo Bay uranium-silver mines.

Previous drilling at K2 encountered significant IOCG style polymetallic copper, silver, gold and cobalt mineralization. Mineralization occurs in multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, silver, gold, cobalt sulfide mineralization.  The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite-magnetite, and magnetite-actinolite alteration zones, commonly appearing at surface as phyllic-potassic pyritic gossans.  A preliminary drilling program encountered mineralization along a 250 meter strike length to a vertical depth of 400+ meters.  The mineralized zone remains open at depth and along strike in both directions.  All eight drill holes from the 2006 drill program (see NR-December 14 2006, and NR-January 17, 2007) and 7 of 9 holes from the 2007 drill program (see NR- November 5, 2007 and NR- March 11, 2008) intersected multiple zones of altered and mineralized breccias with disseminated and vein hosted copper, silver and cobalt sulfide mineralization.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other polymetallic zones in the Eldorado and Contact Lake mineral belt, including the former Bonanza and El Bonanza Silver mines and the Eldorado and Contact Lake Uranium (plus Ag-Cu-Co-Ni-Bi) mines.

At the K2 IOCG target the following three holes, K2-08-20, K2-08-21, K2- 08-22, were completed for a total of 802.9 meters.

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Drill hole K2-08-20 was drilled at an azimuth of 215 degrees and an inclination of 45 degrees;

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Drill hole K2-08-21 was drilled at an azimuth of 215 degrees and an inclination of 85 degrees;

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Drill hole K2-08-22 was drilled at an azimuth of 225 degrees and an inclination of 45 degrees.

Drill holes K2-08-20 and K2-08-21 followed up on copper, silver, gold, cobalt mineralization found in K2-07-14.  Drill hole K2-08-22 targeted the margins of two strong magnetic anomalies.  Assay results from all drill holes from Skinny Lake and K2 are pending and will be released when they have been received.

K4 URANIUM TARGET-DRILLING HAS COMMENCED

Drilling is now underway on the newly developed K4 uranium target area situated approximately 2 kilometers east southeast of the Echo Bay and Eldorado uranium mine area, where surface mapping and sampling have indicated potential for high-grade uranium veins similar to those situated and mined at the former Eldorado uranium Mine.

The Contact Lake and Eldorado districts are being targeted by the Company for copper, silver, uranium, and poly-metallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other polymetallic zones in the Eldorado and Contact Lake mineral belt, including the former Bonanza and El Bonanza Silver mines and the Eldorado and Contact Lake Uranium (plus-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks of the Great Bear Magmatic Zone. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits.  The current August 14, 2008 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $64.50 US per pound

PROJECTS FULLY PERMITTED FOR 2008

The Company is in receipt of all the required permits to undertake its 2008 uranium and polymetallic exploration and drilling activities on a reduced exploration budget due to the high price of fuel and to conserve cash. As previously disclosed the Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has received full authorization for its third "5-Year", 75,000 meters drill permit on its Eldorado South IOCG & uranium project (Permit No. SO7C-008).  This permit is valid until July 13, 2013. This permit includes the area of the newly discovered Eldorado South radiometric anomaly. This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometres north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 117,898.91 acres.  The Eldorado & Contact Lake IOCG + uranium project areas include past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005).  Olympic Dam volcanic-hosted hydrothermal Iron-oxide copper, gold (IOCG) style of deposits are attractive targets for exploration and development due to their polymetallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage mineral exploration projects in the Americas. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec, Mario Drollet at MI3 Corporate Communications (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

These results have been prepared under the supervision of Dr. Micheal Bersch, LPG, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.